Exhibit 10.10.2

March 31, 2017

Scott Olrich

Re: Offer of Employment

Dear Scott:

I am pleased to offer you a position with DocuSign, Inc. (the “Company”) as Chief Strategy and Marketing Officer, based in our San Francisco office, reporting to me, commencing on or before April 3, 2017.

You will receive a bi-weekly salary of $11,538.46 ($300,000.00 annualized) less applicable taxes and deductions, which will be paid in accordance with the Company’s normal payroll procedures. In addition, beginning with the FY18 Executive Incentive Corporate Plan, you will be eligible for a target variable compensation equal to 50% of your salary, based on performance against goals established by management.

Subject to approval of the Board of Directors of the Company, or a committee appointed by the Board, you will be eligible to receive the following equity awards: (1) a stock option to purchase up to 600,000 shares of the Company’s Common Stock with an exercise price equal to the fair market value on the date of grant (the “Option”), (2) an award of restricted stock units (“RSUs”) representing the right to acquire 400,000 shares of the Company’s Common Stock, and (3) an award of performance restricted stock units representing the right to receive 440,000 shares (as adjusted for any stock split, stock dividend, reclassification or similar event following the date hereof) of the Company’s Common Stock upon the achievement of certain performance metrics (the “PSUs”).

Such Options, RSUs and PSUs will be subject to the terms and conditions of (a) the Company’s equity incentive program in effect at the time of grant (the “Plan”) and (b) a Stock Option Agreement, a RSU Agreement and a PSU Agreement, as applicable, each in the form approved by the Board or a committee of the Board. The Option will be subject to service-based vesting requirements set forth in the Stock Option Agreement. The RSUs will be subject to service-based requirements and a liquidity event requirement as set forth in the RSU Agreement. The PSUs will be subject to service-based requirements and the achievement of certain performance metrics as set forth in the PSU Agreement. For a general summary of the vesting terms, please see Attachment A hereto. The Option will be granted as an “incentive stock option” to the extent permissible under applicable law.

As a Company employee, you will also be eligible to receive certain employee benefits including PTO, healthcare, dental coverage, and a 401(k) plan. You should note that the Company may modify salaries and benefits from time to time as it deems necessary. You should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason.

Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Subject to approval of the Board of Directors of the Company, or a committee appointed by the Board, you will also be eligible to participate in DocuSign’s Retention and Change in Control Plan (the “CIC Plan”) attached as Attachment B hereto.

You agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

As a Company employee, you will be expected to abide by company rules and regulations. You will be specifically required to sign an acknowledgment that you have read and understand the company rules of conduct which are included in the employee handbook which you will receive on your first day of employment. You will be expected to sign and comply with an Employment Confidential Information, Invention Assignment, Non- Competition and Arbitration Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information. The Agreement also provides that in the event of any dispute or claim relating to or arising out of our working relationship, you and the Company agree that all such disputes shall be resolved by binding arbitration.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below by Friday, March 31, 2017. This letter, along with the agreements and plans incorporated by reference herein, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We look forward to working with you at DocuSign, Inc.

Sincerely,

/s/ Scott Olrich
ACCEPTED AND AGREED:

April 2, 2017	Date

/s/ Daniel Springer	Signature

April 1, 2017	Date

DOCUSIGN, INC.

Dan Springer

/s/ ME

Attachment A

Equity Vesting Terms: Generally

Stock Options

As provided in more detail in the Option Agreement, generally, the Option shall vest and become exercisable as follows: twenty-five percent (25%) of the shares subject to the Option shall vest on the one (1) year anniversary of the vesting commencement date, and thereafter one forty-eighth (1/48th ) of the shares subject to the Option shall vest each month thereafter on the same day of the month as the vesting commencement date (and if there is no corresponding day, on the last day of the month), subject to your continued employment or service with the Company on each such date. In all cases, the Option will be subject to the terms and conditions of the Plan and the applicable Option Agreement.

RSUs

As provided in more detail in the RSU Agreement, your RSUs will become “Vested RSUs” subject to the satisfaction of the following two conditions: (1) the service-based requirement and (2) the occurrence of the Liquidity Event Requirement (defined below) within six-and-one-half years after the grant date of the RSUs (the “Expiration Date”).

Generally, 25% of the total number RSUs awarded will have the service-based requirement satisfied on the 12-month anniversary of the vesting commencement date, and thereafter 1/16th of the total number of RSUs awarded will have the service-based requirement satisfied in a series of 12 successive equal quarterly installments following the first anniversary of the vesting commencement date until the service- based requirement is fully satisfied on the fourth anniversary of the vesting commencement date, subject to your continued employment or service with the Company on each such date.

The “Liquidity Event Requirement” will be satisfied on the first to occur of: (a) a Change in Control (as defined in the Plan), and (b) the effective date of a registration statement of the Company filed under the Securities Act of 1933, as amended, for the sale of the Company’s Common Stock (i.e., an IPO) (each a “Liquidity Event”). Upon the occurrence of a Liquidity Event during your employment, you will vest in and the Company will issue to you the number of

/s/ Scott Olrich

shares of Common Stock that would have otherwise vested under the service-based vesting schedule at the settlement date provided in the RSU Agreement. In the case of an IPO, the balance of the RSUs shall continue to vest thereafter in accordance with the service-based vesting schedule and Vested RSUs will settle at the settlement dates provided in the RSU Agreement. If your employment with the Company terminates before a Liquidity Event has occurred, you will be issued shares of Common Stock for any Vested RSUs for which the service-based vesting requirement was satisfied prior to your departure on the settlement date provided in the RSU Agreement, subject to the occurrence of the Liquidity Event prior to the Expiration Date. In all cases, the RSUs will be subject to the terms and conditions of the Plan and the applicable RSU Agreement.

PSUs

As provided in more detail in the PSU Agreement, your New Hire PSUs will become “Vested PSUs” subject to the satisfaction of the following conditions: 220,000 shares (as adjusted for any stock split, stock dividend, reclassification or similar event following the date hereof) will vest if either of the following events occur prior to the 4th anniversary of the date of grant (i) the Company’s common stock price following the expiration of an IPO lockup equals or exceeds $28.74 per share (as adjusted for any stock split, stock dividend, reclassification or similar event following the date hereof) (based on a volume weighted average price calculated over 60 consecutive trading days at any time within the period beginning on the expiration of the IPO lockup or (ii) the Company’s common stockholders receive at least $28.74 per share (as adjusted for any stock split, stock dividend, reclassification or similar event following the date hereof) in net proceeds in the Change in Control (including for this purposes the pro rata portion of any escrow holdback, but excluding any potential earnout/milestone payments), which per share value assumes that all shares of the Company’s preferred stock converts to common stock immediately prior to such Change in Control (the “Milestone 1 PSUs”).

An additional 220,000 shares (as adjusted for any stock split, stock dividend, reclassification or similar event following the date hereof) will vest if either of the following events occur prior to the 5th anniversary of the date of grant (i) the Company’s common stock price equals or exceeds $45.98 (as adjusted for any stock split, stock dividend, reclassification or similar event following the date

/s/ Scott Olrich

hereof) (based on a volume weighted average price calculated over 60 consecutive trading days at any time within the period beginning on the expiration of the IPO lockup or (ii) the Company’s common stockholders receive at least $45.98 per share (as adjusted for any stock split, stock dividend, reclassification or similar event following the date hereof) in net proceeds in the Change in Control (including for this purposes the pro rata portion of any escrow holdback, but excluding any potential earnout/milestone payments), which per share value assumes that all shares of the Company’s preferred stock converts to common stock immediately prior to such Change in Control (the “Milestone 2 PSUs”).

Unvested Milestone 1 PSUs will expire if they have not vested on or prior to the 4th anniversary of the date of grant. Unvested Milestone 2 PSUs will expire if they have not vested on or prior to the 5th anniversary of the date of grant. Unvested PSUs will not be subject to any single trigger or double trigger accelerated vesting benefits in connection with a termination of employment or a Change in Control, including any accelerated vesting contained in DocuSign’s Change in Control Acceleration Provisions or the Company’s equity incentive plan, and will terminate for no consideration in connection with a Change in Control to the extent that the milestones above are not met, as applicable.

/s/ Scott Olrich

Attachment B

DOCUSIGN, INC.

RETENTION AGREEMENT AND CHANGE IN CONTROL PLAN

This Retention Agreement and Change in Control Plan (the “Agreement”) by and between Scott Olrich (“Executive”) and DocuSign, Inc., a Delaware corporation (the “Company”) is effective on the Executive’s start date as an employee of the Company.

RECITALS

A. The Company’s Board of Directors (the “Board”) believes it is in the best interests of the Company and its stockholders to hire and retain Executive and to provide Executive with certain protections in the event of Executive’s termination of employment or a Change in Control of the Company under certain circumstances.

B. To accomplish the foregoing objectives, the Board has directed the Company, upon execution of this Agreement by Executive, to agree to the terms provided in this Agreement. Capitalized terms not defined below shall have the meanings set forth in Exhibit A or Exhibit B, as applicable.

AGREEMENT

The parties hereto agree as follows:

1. At-Will Employment. Nothing in this Agreement alters the at-will nature of Executive’s employment. Executive and the Company remain free to terminate the employment relationship at any time, for any reason, with or without notice.

2. Benefits Upon Qualifying Termination Generally. Upon Executive’s Qualifying Termination, and subject to the conditions in Section 5, the Company will provide Executive with the following severance benefits:

(a) Severance Pay. The Company will pay Executive a lump sum cash payment, less all applicable withholdings and deductions, in an amount equal to:

(i) 6 months of Executive’s then-current base salary (ignoring any decrease in base salary that forms the basis for Good Reason); and

(ii) 50% of Executive’s target annual bonus for the performance year in which the Qualifying Termination occurs.

(b) Continued Health Insurance Coverage. Provided Executive timely elects COBRA continuation coverage, the Company will pay the COBRA premiums to continue and maintain health care coverage for Executive and any dependents who are covered at the time of the Executive’s termination of employment under the Company’s group health plans. The Company will make such payments until the earliest of: (i) 6 months following the Qualifying Termination date; (ii) the date when Executive becomes eligible for substantially equivalent

/s/ Scott Olrich

1.

health insurance coverage in connection with new employment or self-employment; or (iii) the date Executive ceases to be eligible for COBRA continuation coverage for any reason. Notwithstanding the foregoing, if the Company determines in its sole discretion that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law, the Company may pay Executive a taxable cash payment equal to the amount that the Company would have otherwise paid for COBRA premiums (based on the premium for the first month of coverage), which payment will be made regardless of whether Executive or Executive’s eligible dependents elect COBRA continuation coverage and will be paid in monthly installments on the same schedule and over the same time period that the COBRA premiums would otherwise have been paid on behalf of Executive.

(c) Equity Vesting Acceleration. The vesting of each of Executive’s then-outstanding equity compensation awards (excluding PSUs) granted under any of the Company’s equity incentive plans will accelerate as to the number of shares subject to each such award that would have become vested, in the ordinary course, within the first 6 months following

Executive’s termination date, effective on Executive’s date of termination. For purposes of clarity, if any restricted stock unit award that Executive holds contains a condition requiring the occurrence of a liquidity event (such as an initial public offering or a change in control) as a condition to settlement, this accelerated vesting provision will not result in a waiver of such liquidity event condition, but will apply to any separate service-based vesting requirement contained in the award.

Subject to the payment timing rules contained in Exhibit B, any severance payments and benefits under this Section 2 will be paid on the later of (x) 10 business days after the effective date of the Release and (y) the date of Executive’s Qualifying Termination.

3. Qualifying Termination During the Change in Control Period. Upon Executive’s Qualifying Termination during the Change in Control Period, and subject to the conditions in Section 5, the Company will provide Executive with the following severance benefits:

(a) The payments and benefits provided in Section 2; and

(b) The vesting of each of Executive’s then-outstanding compensatory equity awards granted under any of the Company’s equity incentive plans (excluding PSUs) will accelerate in full. In order to accommodate this potential accelerated vesting, if Executive experiences a Qualifying Termination within 90 days prior to a Change in Control, any then-unvested compensatory equity awards will not terminate with respect to shares that have not vested as of Executive’s termination date until 6 months and one day after Executive’s termination date.

Subject to the payment timing rules contained in Exhibit B, any severance payments and benefits under this Section 3 will be paid on the latest of (x) 10 business days after the effective date of the Release, (y) the date of Executive’s Qualifying Termination, and (z) the date of the Change in Control.

/s/ Scott Olrich

2.

4. Change in Control Acceleration. In the event of a Change of Control, the vesting of each of Executive’s then-outstanding equity compensation awards granted under any of the Company’s equity incentive plans (excluding PSUs) will accelerate as to 25% of any then-unvested shares subject to each such award as of immediately prior to the Change in Control subject to Executive’s continued employment through the Change in Control.

5. Limitations and Conditions on Termination Benefits

(a) Release Prior to Payment of Benefits. In order to be eligible to receive any benefits under Sections 2 or 3, Executive must (i) execute and return a general waiver and release, in a form provided by the Company and reasonably acceptable to Executive, of all employment related obligations of and claims and causes of action against the Company (a “Release”), to the Company within the applicable time period set forth therein and (ii) not revoke the Release within the revocation period (if any) set forth therein; provided, however, that in no event may the applicable time period or revocation period extend beyond sixty (60) days following Executive’s termination date.

(b) Income and Employment Taxes. Executives agrees that Executive will be responsible for any applicable taxes of any nature (including any penalties or interest that may apply to such taxes) that the Company reasonably determines apply to any payment made hereunder, that Executive’s receipt of any benefit hereunder is conditioned on Executive’s satisfaction of any applicable withholding or similar obligations that apply to such benefit, and that any cash payment owed hereunder will be reduced to satisfy any such withholding or similar obligations that may apply.

(c) Related Matters. Executive further acknowledges and agrees that as a condition to receipt of any severance benefits, Executive must (i) comply with Executive’s obligations under Executive’s At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement; and (ii) resign from all officer and director positions with the Company and/or any affiliate (unless otherwise requested by the Company).

(d) Section 409A and Section 280G. Executive and the Company understand that payments under this Agreement may be subject to Sections 409A and 280G of the Code, and the parties agree to abide by the Section 409A and Section 280G provisions contained in Exhibit B to this Agreement.

6. Miscellaneous Provisions.

(a) Interaction with Other Benefits. In the event that Executive would be entitled to a greater level of payments or benefits under the terms and conditions of an individual equity compensation award, offer letter or other employment-related agreement, or a severance plan or policy provided by the Company or its successor, but for the existence of this Agreement, Executive shall be entitled to receive the greater of the payments and benefits provided for hereunder or the benefits under such other agreement, plan or policy subject to the applicable terms and conditions thereof.

/s/ Scott Olrich

3.

(b) Complete Agreement. This Agreement supersedes any agreement (or portion thereof) concerning similar subject matter dated prior to the date of this Agreement, and by execution of this Agreement both parties agree that any such predecessor agreement (or portion thereof) shall be deemed null and void; provided that, for clarification purposes, this Agreement shall not affect any agreement between the Company and Executive regarding intellectual property matters, non-solicitation or non-competition restrictions or confidential information. The parties further agree that this Agreement does not supersede the provisions of

Executive’s offer letter or employment agreement with the Company which do not address termination or severance benefits or Executive’s At-Will Employment, Confidential Information,

Invention Assignment and Arbitration Agreement.

(c) Waiver. No provision of this Agreement may be waived unless the waiver is agreed to in writing and signed by Executive and by an authorized officer of the Company. No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement shall be considered a waiver at another time.

(d) Successors and Assigns. This Agreement is personal to Executive and will not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement will inure to the benefit of and be binding upon the Company and its successors and assigns. From and after a Change in Control, the term “Company” when used in this Agreement will also be read to include any entity that actually employs Executive, if different from the Company.

(e) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without reference to conflict of laws provisions, and the parties hereto submit to the exclusive jurisdiction of the state and federal courts of the State of California.

(f) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(g) Notice. Notices and all other communications contemplated by this Agreement will be in writing and will be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. Mailed notices to Executive shall be addressed to Executive at the home address which Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of the Board.

(h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument, and facsimile and electronic signatures shall be equivalent to original signatures.

[SIGNATURE PAGE FOLLOWS]

/s/ Scott Olrich

4.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written below.

DOCUSIGN, INC.

/s/ Daniel Springer

Date: April 1, 2017

SCOTT OLRICH

/s/ Scott Olrich

Date: April 2, 2017

5.

EXHIBIT A

DEFINITIONS

“Cause” will mean the occurrence of one or more of the following:

(i) Executive’s willful and continued failure to perform the duties and responsibilities of Executive’s position after there has been delivered to Executive a written demand for performance from the Company which describes the basis for the Company’s belief that Executive has not substantially performed Executive’s duties and provides Executive with thirty (30) days to take corrective action;

(ii) any act of personal dishonesty taken by Executive in connection with

Executive’s responsibilities as an employee of the Company with the intention or reasonable expectation that such action may result in substantial personal enrichment of Executive;

(iii) Executive’s conviction of, or plea of nolo contendere to, a felony;

(iv) Executive’s commission of any tortious act, unlawful act or malfeasance which causes or reasonably could cause (for example, if it became publicly known) material harm to the Company’s standing, condition or reputation;

(v) any material breach by Executive of the provisions of the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement or other improper disclosure of the Company’s confidential or proprietary information;

(vi) a breach of any fiduciary duty owed to the Company by Executive that has or could reasonably be expected to have a material detrimental effect on the Company’s reputation or business; or

(vii) Executive (A) obstructing or impeding; (B) endeavoring to influence, obstruct or impede, or (C) failing to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”). However, Executive’s failure to waive attorney-client privilege relating to communications with Executive’s own attorney in connection with an Investigation will not constitute “Cause.”

“Change in Control” will have the meaning set forth in the Company’s Amended and Restated 2011 Equity Incentive Plan.

“Change in Control Period” means the period beginning 90 days prior to and ending on the 24-month anniversary of the effective date of a Change in Control.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended together with any analogous provisions of applicable state law.

/s/ Scott Olrich

“Code” means Internal Revenue Code of 1986, as amended, and the Treasury regulations and formal guidance promulgated thereunder, each as may be amended or modified from time to time.

“Good Reason” for Executive’s resignation of employment will exist following the occurrence of any of the following without Executive’s express written consent:

(i) a material reduction or material change in Executive’s duties or responsibilities without Executive’s consent, provided that neither a change in title, nor a change in Executive’s reporting relationships by virtue of the Company being acquired or made part of a larger entity (as, for example, where the Company becomes a subsidiary or operating unit of the acquiring corporation following a Change in Control) will be deemed a “material reduction” or “material change” in and of itself unless Executive’s new duties and responsibilities are materially reduced from the prior duties and responsibilities;

(ii) a material reduction in Executive’s base compensation, unless such reduction is made in connection with a similar action affecting all senior executives; or

(iii) a relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation.

In order to resign for Good Reason, Executive must provide written notice to Board within 90 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company not later than 30 days after the expiration of the cure period.

The effective date for such a resignation for Good Reason (in the absence of cure) will be the earlier of the following dates: (i) the date of expiration of the Company’s cure period or (ii) the date that the Company advises Executive in writing that it does not intend to cure. For the purposes of delivery of notice under subsection (i) above, a material change or material reduction that occurs incrementally over a period of time (not to exceed twelve (12) months) shall be deemed to have occurred when such change or reduction, in the aggregate, becomes material.

“Qualifying Termination” shall mean the termination of Executive’s employment by the Company without Cause or by Executive with Good Reason.

/s/ Scott Olrich

EXHIBIT B

SECTION 409A AND SECTION 280G MATTERS

1. Section 409A

(a) It is intended that the Agreement shall comply with the requirements of Section 409A of the Code, and any payments hereunder are intended to be exempt from, or if not so exempt, to comply with the requirements of Section 409A of the Code, and this Agreement shall be interpreted, operated and administered accordingly. To the extent that any provision of the Agreement is ambiguous, but a reasonable interpretation of the provision would cause any payment or benefit to comply with or be exempt from the requirements of Section 409A of the Code, Executive and the Company intend the term to be interpreted as such in order to avoid adverse personal tax consequences under Section 409A.

(b) No severance or other payments or benefits otherwise payable to Executive upon a termination of employment under the Agreement or otherwise will be payable until Executive has a “separation from service” as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder.

(c) If the period during which Executive may sign the Release begins in one calendar year and ends in the following calendar year, then no severance payments or benefits that that would constitute deferred compensation within the meaning of Section 409A of the Code will be paid or provided until the later calendar year.

(d) The severance payments and benefits under the Agreement are intended to satisfy the exemptions from application of Section 409A of the Code provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and Executive is a “specified employee” within the meaning of Section 409A of the Code at the time of Executive’s separation from service, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A of the Code, any payments payable under the Agreement on account of a separation from service that would constitute deferred compensation within the meaning of Section 409A of the Code and that would (but for this provision) be payable within 6 months following the date of termination, shall instead be paid on the next business day following the expiration of such six month period or, if earlier, upon Executive’s death. Each installment payment under the Agreement is a “separate payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i).

2. Section 280G

(a) If any payment or benefit (including payments and benefits pursuant to the Agreement) that Executive would receive in connection with a Change in Control from the Company or otherwise (a “Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Transaction Payment are paid to Executive, which of the following two alternative forms of payment would result in Executive’s receipt, on

/s/ Scott Olrich

an after-tax basis, of the greater amount of Transaction Payments notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payments (a “Full Payment”), or (2) payment of only a portion of the Transaction Payments so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state, local and foreign income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) Executive shall have no rights to any additional payments and/or benefits constituting the forfeited portion of the Full Payment, and (y) reduction in payments and/or benefits will occur in the manner that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata. Notwithstanding the foregoing, if such reduction would result in any portion of the Transaction Payments being subject to penalties pursuant to Section 409A that would not otherwise be subject to such penalties, then the reduction method shall be modified so as to avoid the imposition of penalties pursuant to Section 409A as follows: (A) Transaction Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Transaction Payments that are not contingent on future events; and (B) Transaction Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Transaction Payments that are not deferred compensation within the meaning of Section 409A. In the event that acceleration of vesting of any equity compensation awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Executive’s equity awards. In no event will the Company or any stockholder be liable to Executive for any amounts not paid as a result of the operation of this provision.

(b) The professional firm engaged by the Company for general tax purposes as of the day prior to the effective date of the Change in Control shall make all determinations required to be made under this Exhibit B. If the professional firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such professional firm required to be made hereunder.

(c) The professional firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within a reasonable period after the date on which Executive’s right to a Transaction Payment is triggered or such other time as reasonably requested by the Company or Executive. If the professional firm determines that no Excise Tax is payable with respect to the Transaction Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and Executive with detailed supporting calculations of its determinations that no Excise Tax will be imposed with respect to such Transaction Payment. Any good faith determinations of the professional firm made hereunder shall be final, binding and conclusive upon the Company and Executive.

/s/ Scott Olrich

(d) Notwithstanding the foregoing, if the Company is privately held as of immediately prior to a Change in Control and it is deemed necessary by the Company to avoid any potential imposition of the adverse tax results provided for by Sections 280G and 4999 of the Code, then as a further condition to any payment or benefit provided for in the Agreement or otherwise, the Company may require Executive to submit any payment or benefit provided for in the Agreement or from any other source that the Company reasonably determines may constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) for approval by the Company’s stockholders prior to the Closing of the Change in Control in the manner required by the terms of Section 280G(b)(5)(B) of the Code, so that no payments or benefits will be deemed to constitute a “parachute payment” subject to the excise taxes under Sections 280G and 4999 of the Code.

/s/ Scott Olrich